

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 22, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated April 22, 2008 enclosing therewith the reportings published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl: as above



Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 22, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl :

नवशक्ति, मुंबई, मंगळवार २२ एप्रिल २००८

public notice

The Company under the buyback offer has purchased as of April 21, 2008 on BSE and NSE, 20,38,551 equity shares and the amount utilised for buyback is Rs. 250.75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 21, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

THE FINANCIAL EXPRESS | Mumbai, Tuesday, April 22, 2008

public notice

The Company under the buyback offer has purchased as of April 21, 2008 on BSE and NSE, 20 38,551 equity shares and the amount utilised for buyback is Rs. 250 75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 21, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

Tuesday · April 22, 2008 · Mid Day, Mumbai

public notice

The Company under the buyback offer has purchased as of April 21, 2008 on BSE and NSE, 20,38,551 equity shares and the amount utilised for buyback is Rs. 250.75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 21, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

END

महानगर

नवभारत, मुंबई, 22 अप्रैल 08

public notice

The Company under the buyback offer has purchased as of April 21, 2008 on BSE and NSE 20,38,551 equity shares and the amount utilised for buyback is Rs. 250.75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 21, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group